Exhibit 99.1

Interim Consolidated Financial Statements

April 30, 2025

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
	April 30	October 31	April 30
As at	2025	2024	2024

Assets

Cash	$340,186	$225,254	$198,808
Securities (note 4)	104,807	299,300	103,769
Credit assets, net of allowance for credit losses (note 5)	4,523,812	4,236,116	4,018,458
Property and equipment	24,376	23,885	24,172
Goodwill	12,301	12,301	5,754
Intangible assets	11,159	12,054	2,594
Other assets (note 6)	30,492	29,574	34,765

	$5,047,133	$4,838,484	$4,388,320

Liabilities and Shareholders' Equity

Deposits	$4,205,185	$4,144,673	$3,693,495
Subordinated notes payable (note 7)	101,844	102,503	101,108
Other liabilities (note 8)	211,798	192,105	193,614
	4,518,827	4,439,281	3,988,217

Shareholders' equity:
Share capital (note 9)	329,799	215,610	228,471
Contributed surplus	2,540	2,485	2,717
Retained earnings	196,284	181,238	168,776
Accumulated other comprehensive income (loss)	(317)	(130)	139
	528,306	399,203	400,103

	$5,047,133	$4,838,484	$4,388,320

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)
	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
	2025	2024	2025	2024

Interest income:
Credit assets	$65,898	$66,096	$132,857	$131,172
Other	5,078	5,147	11,365	9,363
	70,976	71,243	144,222	140,535

Interest expense:
Deposits and other	41,551	43,469	87,681	84,740
Subordinated notes	1,393	1,532	2,785	2,985
	42,944	45,001	90,466	87,725

Net interest income	28,032	26,242	53,756	52,810

Non-interest income	2,107	2,259	4,210	4,542
Total revenue	30,139	28,501	57,966	57,352

Provision for (recovery of) credit losses (note 5)	889	16	1,913	(111)
	29,250	28,485	56,053	57,463

Non-interest expenses:
Salaries and benefits	9,155	7,409	17,769	13,947
General and administrative	6,720	3,557	12,209	7,890
Premises and equipment	1,641	1,219	3,237	2,372
	17,516	12,185	33,215	24,209

Income before income taxes	11,734	16,300	22,838	33,254

Income tax provision (note 10)	3,205	4,472	6,166	8,727

Net income	$8,529	$11,828	$16,672	$24,527

Other comprehensive income (loss):
Items that may subsequently be reclassified to net income: Foreign exchange gain (loss) on translation of foreign operations	(15)	66	(187)	8

Comprehensive income	$8,514	$11,894	$16,485	$24,535

Basic and diluted income per common share (note 11)	$0.26	$0.45	$0.54	$0.93

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
	2025	2024	2025	2024

Common shares (note 9):

Balance, beginning of the period	$330,489	$214,824	$215,610	$214,824
Issued during the period	-	-	114,879	-
Share issue cost adjustment	(690)	-	(690)	-

Balance, end of the period	$329,799	$214,824	$329,799	$214,824

Preferred shares (note 9):

Series 1 preferred shares

Balance, beginning and end of the period	$-	$13,647	$-	$13,647

Total share capital	$329,799	$228,471	$329,799	$228,471

Contributed surplus:

Balance, beginning of the period	$2,540	$2,645	$2,485	$2,513
Stock-based compensation (note 9)	-	72	55	204

Balance, end of the period	$2,540	$2,717	$2,540	$2,717

Retained earnings:

Balance, beginning of the period	$188,568	$157,845	$181,238	$146,043
Net income	8,529	11,828	16,672	24,527
Dividends paid on common and preferred shares	(813)	(897)	(1,626)	(1,794)

Balance, end of the period	$196,284	$168,776	$196,284	$168,776

Accumulated other comprehensive income:

Balance, beginning of the period	$(302)	$73	$(130)	$131
Other comprehensive income (loss)	(15)	66	(187)	8

Balance, end of the period	$(317)	$139	$(317)	$139

Total shareholders' equity	$528,306	$400,103	$528,306	$400,103

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the six months ended
	April 30	April 30
	2025	2024

Cash provided by (used in):

Operations:
Net income	$16,672	$24,527
Adjustments to determine net cash flows:
Items not involving cash:
Provision for (recovery of) credit losses	1,913	(111)
Stock-based compensation	75	204
Income tax provision	6,166	8,727
Interest income	(144,222)	(140,535)
Interest expense	90,466	87,725
Amortization	1,472	1,206
Accretion of discount on securities	(366)	(56)
Foreign exchange rate change on assets and liabilities	1,280	7,830
Interest received	146,084	136,601
Interest paid	(95,405)	(82,123)
Income taxes paid	(7,926)	(11,339)
Change in operating assets and liabilities:
Credit assets	(289,213)	(164,600)
Deposits	65,571	154,721
Change in other assets and liabilities	18,932	9,734
	(188,501)	32,511
Investing
Foreign exchange forward settlement	4,262	-
Sale of securities	189,348	63,749
Purchase of property and equipment	(721)	(16,353)
	192,889	47,396
Financing:
Issuance of common shares, net of issue costs	114,189	-
Redemption of subordinated notes payable	-	(5,000)
Dividends paid	(1,626)	(1,794)
Repayment of lease obligations	40	(357)
	112,603	(7,151)

Change in cash	116,991	72,756

Effect of exchange rate changes on cash	(2,060)	(6,190)

Cash, beginning of the period	225,254	132,242

Cash, end of the period	$340,186	$198,808

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

1.	Reporting entity:

In Canada, VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). Following its acquisition of Stearns Bank Holdingford N.A. and renaming it VersaBank USA N.A. (“VersaBank USA”), on August 30, 2024, in the United States, the Bank, through its wholly owned subsidiary, VersaBank USA, holds a national Office of the Comptroller of the Currency (“OCC”) charter and is regulated by the OCC. The Bank, whose shares trade on the Toronto Stock Exchange and Nasdaq, provides primarily commercial lending and banking services to select niche markets in Canada and the United States, as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc., (“DRTC”). The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

a) Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2024.

The interim Consolidated Financial Statements for the three and six months ended April 30, 2025, and 2024 were approved by the Audit Committee of the Board of Directors on June 2, 2025.

b) Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except securities (note 4), the investment in Canada Stablecorp Inc. (note 6) and derivative instruments (note 12), which are measured at fair value in the Consolidated Balance Sheets.

c) Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries, and items included in the interim financial statements of the subsidiaries are measured using their functional currency.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

d) Use of estimates and judgements:

In preparing these interim Consolidated Financial Statements, management has exercised judgement and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant changes in credit risk on credit assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit losses on its credit assets as described in note 5 – Credit assets. Estimates are applied in the determination of the allowance for expected credit losses on credit assets, the fair value of stock options granted as described in note 9, the fair value of derivatives, the fair value of the investment in Canada Stablecorp Inc. as described in note 6, the impairment test applied to intangible assets and goodwill, the measurement of deferred income taxes and the revaluation of property and equipment. It is reasonably possible, based on existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Material Accounting Policy Information and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2024, and are detailed in note 3 of the Bank’s 2024 audited Consolidated Financial Statements.

4.	Securities:

As at April 30, 2025, the Bank held securities totaling $104.8 million ( October 31, 2024 - $299.3 million), including accrued interest, comprised of US Treasury Bills with a carrying value of $98.7 million, Government of Canada bonds with a carrying value of $3.1 million and other securities with a carrying value of $3.0 million.

5.	Credit assets, net of allowance for credit losses:

VersaBank organizes its Credit Asset portfolios into the following two broad asset categories: Receivable Purchase Program (previously referred to as “Receivable Purchase Program/Point-of-Sale Loans & Leases” or “Point-of-Sale Loans & Leases”) and Multi-Family Residential Loans and Other (the amalgamation of what was previously referred to as “Commercial Real Estate Mortgages”, “Commercial Real Estate Loans”, and “Public Sector and Other Financing”). These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Receivable Purchase Program (“RPP”) category is composed of investments in the expected cash flow streams derived primarily from consumer and small business loans and leases that are originated and owned throughout their lifetime by VersaBank’s RPP partners.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

The Multi-Family Residential Loans and Other (“MROL”) category is composed of two sub-segments:  Multi-Family Residential Loans, which consists of CMHC-insured (zero-risk weighted) loans and uninsured loans to real estate developers to finance the construction phase of development of multi-family, student residence, condominium and retirement home properties, as well as term and bridge loans to real estate developers secured by completed aforementioned properties and units. It also includes public sector and infrastructure loans and leases. The majority of these loans are business-to-business loans with the underlying credit risk exposure being primarily residential in nature given that the vast majority of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

Summary of Credit assets, net of allowance for credit losses:

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2025	2024	2024

Receivable purchase program	$3,548,931	$3,307,328	$3,114,024
Multi-family residential loans and other	958,249	910,314	885,136
	4,507,180	4,217,642	3,999,160

Allowance for credit losses	(4,958)	(3,303)	(2,402)
Accrued interest	21,590	21,777	21,700

Total credit assets, net of allowance for credit losses	$4,523,812	$4,236,116	$4,018,458

The following table provides a summary of credit asset amounts, ECL allowance amounts, and expected loss (“EL”) rates by lending asset category:

	As at April 30, 2025				As at October 31, 2024
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Receivable purchase program	$3,528,735	$19,846	$351	$3,548,931	$3,294,675	$12,653	$-	$3,307,328
ECL allowance	2,360	611	29	3,000	783	-	-	783
EL %	0.07%	3.08%	8.27%	0.08%	0.02%	0.00%	0.00%	0.02%
Multi-family residential loans and other	$721,610	$205,807	$30,832	$958,249	$737,125	$173,121	$68	$910,314
ECL allowance	1,400	557	1	1,958	2,213	306	1	2,520
EL %	0.19%	0.27%	0.00%	0.20%	0.30%	0.18%	1.47%	0.28%
Total credit assets	$4,250,345	$225,653	$31,182	$4,507,180	$4,031,800	$185,774	$68	$4,217,642
Total ECL allowance	3,760	1,168	30	4,958	2,996	306	1	3,303
Total EL %	0.09%	0.52%	0.10%	0.11%	0.07%	0.16%	1.47%	0.08%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its credit assets in the form of mortgage interests over property, other registered securities over assets, guarantees and/or cash reserves (holdbacks) related to receivables purchased included in the RPP Financing portfolio (see note 8).

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

Allowance for credit losses

The Bank must maintain an allowance for expected credit losses that are adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The expected credit loss methodology requires recognition of credit losses based on 12 months of expected losses for performing credit assets  which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on credit assets  that have experienced a significant increase in credit risk since its origination, which is reflected in the Bank’s Stage 2 grouping. Impaired credit assets  require recognition of lifetime losses and are reflected in Stage 3 grouping.

Forward-looking Information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the banks assets, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The key assumptions driving the quarterly outlook for 2025 include global  tariffs policies and the uncertainty surrounding their size, scope and timing, which may pose challenges to the Canadian and the U.S. economies, potentially leading to reduced economic activity. Reduced export demand could curtail investment and hiring, slowing consumption growth. The economy should avoid recession, but annual GDP growth will likely slow to a standstill by the end of 2025. The unemployment rate forecast has been revised upward in response to a more subdued growth outlook. However, as the elevated tariff levels are expected to be temporary, the impact on employment may be limited. Additionally, upcoming changes to Canadian immigration policy are anticipated to reduce labor force growth in 2025, which could influence the unemployment rate downward. Tariffs may stir inflationary pressure.

Inflation is expected to heat up over the coming quarters, though CPI inflation should not exceed the mid-2% range as demand remains soft. Lower interest rates will likely not be quite enough to overcome weakening consumer sentiment and rising joblessness. New construction should slow, and residential housing prices will likely dip slightly in the second half of 2025. The US tariff policy affecting Canada and U.S. economies other global economic partners may dampen growth and could contribute to economic slowdowns in both the Canadian and global economies. The impact of tariffs may result in loss in consumer confidence impacting economic growth, home values and wealth. Global trade may experience some disruption as countries adopt more protectionist measures, including adjustments to tariffs involving major trading partners. Disruptions to supply chains, increased volatility in foreign exchange rates, and the direct effects of tariffs may contribute to an upward pressure on inflation.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at April 30, 2025 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

Expected credit loss sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at April 30, 2025:

(thousands of Canadian dollars)
	Reported	100%		100%		100%
	ECL	Upside		Baseline		Downside

Allowance for expected credit losses	$4,958	$4,349		$4,549		$5,184
Provision (recovery) from reported ECL		(609)		(409)		226
Variance from reported ECL (%)		(12%	)	(8%	)	5%

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended April 30, 2025:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Receivable purchase program
Balance at beginning of period	$1,911	$4	$56	$1,971
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	449	607	(27)	1,029
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	449	607	(27)	1,029
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$2,360	$611	$29	$3,000

Multi-family residential loans and other
Balance at beginning of period	$1,772	$488	$2	$2,262
Transfer in (out) to Stage 1	(200)	200	-	-
Transfer in (out) to Stage 2	155	(155)	-	-
Transfer in (out) to Stage 3	1	(43)	42	-
Net remeasurement of loss allowance	(165)	87	(43)	(121)
Credit asset originations	-	-	-	-
Derecognitions and maturities	(3)	(16)	-	(19)
Provision for (recovery of) credit losses	(212)	73	(1)	(140)
Write-offs	(135)	-	-	(135)
Recoveries	-	-	-	-
FX Impact	(25)	(4)	-	(29)
Balance at end of period	$1,400	$557	$1	$1,958

Total balance at end of period	$3,760	$1,168	$30	$4,958

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended April 30, 2024:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Receivable purchase program
Balance at beginning of period	$65	$-	$-	$65
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	142	-	-	142
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	142	-	-	142
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$207	$-	$-	$207

Multi-family residential loans and other
Balance at beginning of period	$1,845	$476	$-	$2,321
Transfer in (out) to Stage 1	110	(110)	-	-
Transfer in (out) to Stage 2	(53)	53	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(32)	(84)	-	(116)
Credit asset originations	24	-	-	24
Derecognitions and maturities	(8)	(26)	-	(34)
Provision for (recovery of) credit losses	41	(167)	-	(126)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
FX Impact	-	-	-	-
Balance at end of period	$1,886	$309	$-	$2,195

Total balance at end of period	$2,093	$309	$-	$2,402

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the six months ended April 30, 2025:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Receivable purchase program
Balance at beginning of period	$783	$-	$-	$783
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	1,577	611	29	2,217
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	1,577	611	29	2,217
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$2,360	$611	$29	$3,000

Multi-family residential loans and other
Balance at beginning of period	$2,213	$306	$1	$2,520
Transfer in (out) to Stage 1	(397)	397	-	-
Transfer in (out) to Stage 2	146	(146)	-	-
Transfer in (out) to Stage 3	-	(43)	43	-
Net remeasurement of loss allowance	(337)	95	(43)	(285)
Credit asset originations	40	(29)	-	11
Derecognitions and maturities	(14)	(16)	-	(30)
Provision for (recovery of) credit losses	(562)	258	-	(304)
Write-offs	(259)	-	-	(259)
Recoveries	-	-	-	-
FX Impact	8	(7)	-	1
Balance at end of period	$1,400	$557	$1	$1,958

Total balance at end of period	$3,760	$1,168	$30	$4,958

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the six months ended April 30, 2024:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Receivable purchase program
Balance at beginning of period	$100	$-	$-	$100
Transfer in (out) to Stage 1	56	(56)	-	-
Transfer in (out) to Stage 2	(124)	124	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	175	(68)	-	107
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	107	-	-	107
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$207	$-	$-	$207

Multi-family residential loans and other
Balance at beginning of period	$1,845	$568	$-	$2,413
Transfer in (out) to Stage 1	250	(250)	-	-
Transfer in (out) to Stage 2	(162)	162	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(51)	(128)	-	(179)
Credit asset originations	101	-	-	101
Derecognitions and maturities	(97)	(43)	-	(140)
Provision for (recovery of) credit losses	41	(259)	-	(218)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
FX Impact	-	-	-	-
Balance at end of period	$1,886	$309	$-	$2,195

Total balance at end of period	$2,093	$309	$-	$2,402

Credit quality:

The Bank assigns a risk rating to each credit asset comprising its credit asset portfolio. A risk rating is assigned as a function of each new credit application, annual review or an amendment to a facility. The risk rating considers the credit risk attributes of the credit asset, structure, individual borrower circumstances as well as local, regional and global macroeconomic and market conditions. The Bank aggregates its risk rating assignments into the following three broad categories:

i)    Satisfactory – The borrower and credit asset valuation are of acceptable credit quality.

ii)   Watchlist – The borrower or the credit asset valuation exhibits potential credit weakness or a downward trend which, if not mitigated, will potentially weaken the Bank’s position. The credit asset requires close supervision.

iii)  Classified – The collection of the structural payment and/or the full repayment of the credit asset is uncertain.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

As of April 30, 2025, 98% ( October 31, 2024 – 96%) of the Bank’s credit assets were categorized Satisfactory. There was no material change in the Bank’s processes for managing credit risk during the current quarter.

6.	Other assets:

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2025	2024	2024

Accounts receivable	$8,202	$10,718	$5,921
Prepaid expenses and other	16,822	14,399	21,173
Right-of-use assets	2,791	2,734	3,081
Deferred income tax asset	1,526	750	2,585
Derivative instruments (note 12)	198	20	1,052
Investment (note 6a)	953	953	953

	$30,492	$29,574	$34,765

a)

In February 2021, the Bank acquired an 11% investment in Canada Stablecorp Inc. for cash consideration of $953,000. The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income (loss). Amounts recorded in other comprehensive income (loss) will not be reclassified to profit and loss at a later date.

7.	Subordinated notes payable:

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2025	2024	2024

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.	$101,844	$102,503	$101,108

	$101,844	$102,503	$101,108

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

8.	Other liabilities:

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2025	2024	2024

Accounts payable and other	$7,397	$10,752	$20,816
Current income tax liability	1,985	893	4,102
Deferred income tax liability	96	141	355
Derivative instruments (note 12)	381	-	-
Lease obligations	3,070	3,035	3,414
Cash collateral and amounts held in escrow	5,991	6,076	6,751
Cash reserves on receivable purchase program receivables	192,878	171,208	158,176

	$211,798	$192,105	$193,614

9.	Share capital:

a) Common shares:

At April 30, 2025, there were 32,518,786 ( October 31, 2024 - 26,002,577) common shares outstanding.

On December 18, 2024, the Bank completed a treasury offering of 5,660,378 common shares at a price of USD $13.25 per share, the equivalent of CAD $18.95 per share, for gross proceeds of USD $75.0 million. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of USD $13.25 per share, or CAD $19.07 per share, for gross proceeds of USD $11.2 million.  Total net cash proceeds from the common share offering were CAD $116.0 million. The Bank’s share capital increased by CAD $114.2 million corresponding to the Common Share Offering and less tax effected issue costs in the amount of CAD $1.8 million.

On April 28, 2025, the Bank received approval from the Toronto Stock Exchange ("TSX") to proceed with a Normal Course Issuer Bid ("NCIB") for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float. As of April 21, 2025, the public float comprised 22,237,283 common shares and there were 32,518,786 issued and outstanding Common Shares in total. The average daily trading volume ("ADTV") of VersaBank's Common Shares on the TSX for the six months of October 1, 2024 – March 31, 2025 (the "Preceding Six Month Period") was 37,761 shares. Daily purchases under the NCIB will be limited to 25% of the ADTV, which is 9,440 common shares, other than block purchase exceptions. During the Preceding Six-Month Period, 20,321,293 VersaBank common shares were traded on all exchanges. Of that total, 4,720,219 shares were traded on the TSX, and the remaining 15,601,074 shares were traded on other exchanges including the Nasdaq.

The purchases may commence on April 30, 2025, and will terminate on April 29, 2026, or such earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and the Nasdaq and in accordance with the rules of the TSX or the Nasdaq, as applicable, and the prices that VersaBank will pay for any Common Shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

b) Preferred shares:

On October 31, 2024, the Bank redeemed all of its 1,461,460 outstanding Non-Cumulative Series 1 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $14.6 million. Transaction costs, incurred at issuance in the amount of $965,000, were applied against retained earnings.

c) Stock options

Stock option transactions during the three and six month periods ended April 30, 2025, and 2024:

	for the three months ended				for the six months ended
	April 30, 2025		April 30, 2024		April 30, 2025		April 30, 2024

		Weighted		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price	options	exercise price

Outstanding, beginning of period	804,494	$15.90	874,393	$15.90	819,125	$15.90	874,393	$15.90
Granted	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	(6,775)	15.90	-	-
Forfeited/cancelled	(3,140)	15.90	(12,600)	15.90	(10,996)	15.90	(12,600)	15.90
Expired	-	-	-	-	-	-	-	-

Outstanding, end of period	801,354	$15.90	861,793	$15.90	801,354	$15.90	861,793	$15.90

For the three and six month periods ended April 30, 2025, the Bank recognized $nil ( April 30, 2024 - $72,000) and $75,000 ( April 30, 2024 - $204,000) in compensation expense related to the estimated fair value of options granted.

10.	Income tax provision:

Income tax provision for the three and six month periods ended April 30, 2025 was $3.2 million ( April 30, 2024 - $4.5 million) and $6.2 million ( April 30, 2024 - $8.7 million). The Bank’s combined statutory federal and provincial income tax rate in Canada is approximately 27% (2024 - 27%). The Bank’s effective rate reflects the statutory rate adjusted for certain items not being taxable or deductible for income tax purposes.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

11.	Income per common share:

(thousands of Canadian dollars, except shares outstanding and per share amounts)
	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
	2025	2024	2025	2024

Net income	$8,529	$11,828	$16,672	$24,527
Less: dividends on preferred shares	-	(247)	-	(494)
	8,529	11,581	16,672	24,033

Weighted average number of common shares outstanding	32,518,786	25,964,424	30,761,211	25,964,424

Income per common share:	$0.26	$0.45	$0.54	$0.93

12.	Derivative instruments:

At April 30, 2025, the Bank had an outstanding Interest rate swap, applied through a designated hedge which was established for asset liability management purposes to exchange between fixed and floating interest rates with a notional amount totaling $21.1 million ( October 31, 2024 - $22.0 million), of which $21.1 million ( October 31, 2024 - $22.0 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. As required under the accounting standard relating to hedges, at April 30, 2025, a $381,000 ( October 31, 2024 - $19,000) liability relating to this contract was included in other liabilities and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in the credit assets was $21.8 million.

As of April 30, 2025, the Bank utilizes a foreign exchange forward contract through a designated hedge to mitigate the foreign exchange risk on its net investment in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of these derivatives, attributable to the effective portion of the hedge, are recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of April 30, 2025, the outstanding foreign exchange forward contract had a notional value of USD $58.0 million and a fair value of $159,000 (asset), hedging a portion of the USD $98.7 million net investment in VersaBank USA. Since there was no hedge ineffectiveness, there was no impact on profit or loss from this hedge. The hedge was assessed as highly effective, supporting the Bank’s risk management strategy to stabilize the financial impact of foreign exchange movements.

As of April 30, 2025, a designated hedge exists for the remaining USD $40.7 million of the USD $98.7 million net investment in VersaBank USA. This is achieved through the allocation of part of a USD $75.0 million subordinated debt raised by the Bank in April 2021. Both the loan (liability) and the investment (asset) move in equal and opposite directions, with the liability serving as a hedge against rate fluctuations that may affect the valuation of the net investment.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

As of April 30, 2025, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk associated with the intercompany loan denominated in USD, resulting from intercompany transfer of assets, which aims to minimize foreign exchange risk related to fluctuations between the Bank’s functional currency, CAD, and the foreign currency denominated loan.  As of April 30, 2025, the outstanding foreign exchange forward contract relating to this intercompany loan had a notional value of USD $12.1 million and a fair value of $38,000 (asset).

13.	Commitments and contingencies:

The amount of credit-related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2025	2024	2024

Credit asset commitments	$638,708	$635,433	$438,177
Letters of credit	55,592	65,671	72,332

	$694,300	$701,104	$510,509

14.	Related party transactions:

The Bank’s related parties include members of the Board of Directors and Senior Executive Officers represented as key management personnel and significant minority shareholders. At April 30, 2025, amounts due from these related parties totaled $1.5 million ( October 31, 2024 - $1.5 million) and an amount due from a corporation controlled by key management personnel totaled $5.5 million ( October 31, 2024 - $7.1 million). The interest rates charged on loans and advances to related parties are based on mutually agreed-upon terms. Interest income earned on the above loans for the three and six months ended April 30, 2025, was $39,000 ( April 30, 2024 - $40,000) and $80,000 ( April 30, 2024 - $81,000). As at April 30, 2025, there were no provisions for credit losses associated with loans issued to key management personnel ( October 31, 2024 - $nil), and all loans issued to key management personnel were current.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

15.	Capital management:

a)	Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration, and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements, current and anticipated financial market conditions and any capital ratio targets that are communicated to the Bank by Office of the Superintendent of Financial Institutions (OSFI). Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements and current and anticipated financial market conditions.

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require access to the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares redeemed in 2024 (Additional Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has stipulated policies, which are approved by the Board of Directors, setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI and, therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach.

During the period ended April 30, 2025, there were no material changes in the Bank’s management of capital.

b)	Risk-based capital ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% Total capital ratio, all of which include a 2.5% capital conservation buffer.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk- adjusted capital and risk-weighted assets, including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off-balance sheet assets of the Bank are assigned a weighting ranging from 0% to 400% to determine the Bank’s risk- weighted equivalent assets and its risk-based capital ratios.

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	April 30	October 31
	2025	2024

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$329,799	$215,610
Contributed surplus	2,540	2,485
Retained earnings	196,284	181,238
Accumulated other comprehensive income (loss)	(317)	(130)
CET1 before regulatory adjustments	528,306	399,203
Regulatory adjustments applied to CET1	(21,084)	(25,700)
Common Equity Tier 1 capital	$507,222	$373,503

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$-	$-
Total Tier 1 capital	$507,222	$373,503

Tier 2 capital
Directly issued Tier 2 capital instruments	$103,590	$104,370
Tier 2 capital before regulatory adjustments	103,590	104,370
Eligible stage 1 and stage 2 allowance	4,958	3,303
Total Tier 2 capital	$108,548	$107,673
Total regulatory capital	$615,770	$481,176
Total risk-weighted assets	$3,551,398	$3,323,595
Capital ratios
CET1 capital ratio	14.28%	11.24%
Tier 1 capital ratio	14.28%	11.24%
Total capital ratio	17.34%	14.48%

As at April 30, 2025, and October 31, 2024, the Bank maintained capital levels above all of the minimum Basel III regulatory capital requirements prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

c)	Leverage ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	April 30	October 31
	2025	2024

On-balance sheet assets	$5,047,133	$4,838,484
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(21,084)	(25,700)
Total on-balance sheet exposures	5,026,049	4,812,784

Total off-balance sheet exposure at gross notional amount	$694,300	$701,104
Adjustments for conversion to credit equivalent amount	(443,374)	(451,759)
Total off-balance sheet exposures	250,926	249,345

Tier 1 capital	507,222	373,503
Total exposures	5,276,975	5,062,129

Leverage ratio	9.61%	7.38%

As at April 30, 2025, and October 31, 2024, the Bank was in compliance with the leverage ratio prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

16.	Interest rate risk position:

The Bank is subject to interest rate risk, which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period.

(thousands of Canadian dollars)
	April 30, 2025		October 31, 2024
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$3,326	$(3,566)	$5,223	$(5,430)

Duration difference between assets and liabilities (months)	(0.6)		(1.6)

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

17.	Fair value of financial instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and judgement and, as such, may not be reflective of future fair values. The Bank’s credit assets and deposits lack an available market as they are not typically exchanged and, therefore, the book value of these instruments is not necessarily representative of amounts realizable upon immediate settlement. See note 21 of October 31, 2024, audited Consolidated Financial Statements for more information on fair values.

(thousands of Canadian dollars)
	April 30, 2025					October 31, 2024

	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value

Assets
Cash
Amortized cost	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	340,186	340,186	-	-	340,186	225,254	225,254	-	-	225,254
Securities
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	104,807	104,807	-	-	104,807	299,300	299,300	-	-	299,300
FVTPL	-	-	-	-	-	-	-	-	-	-
Credit assets
Amortized cost	4,523,812	-	-	4,492,579	4,492,579	4,236,116	-	-	4,190,523	4,190,523
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Derivative instruments
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	198	-	198	-	198	20	-	20	-	20
Other financial assets
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	953	-	-	953	953	953	-	-	953	953
FVTPL	-	-	-	-	-	-	-	-	-	-

Liabilities
Deposits
Amortized cost	$4,205,185	$-	$-	$4,250,906	$4,250,906	$4,144,673	$-	$-	$4,182,338	$4,182,338
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Subordinated notes payable
Amortized cost	101,844	-	98,411	-	98,411	102,503	-	99,152	-	99,152
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Derivative instruments
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	381	-	381	-	381	-	-	-	-	-
Other financial liabilities
Amortized cost	209,336	-	-	209,336	209,336	191,071	-	-	191,071	191,071
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

18.	Operating segmentation:

Effective as of the transfer of Digital Deposit Receipt (“DDR”) technology to an existing, wholly owned subsidiary (DBG Inc.) of DRT Cyber Inc., which was subsequently renamed Digital Meteor, Inc., the Bank has established four reportable operating segments: Digital Banking Canada, Digital Banking USA, DRTC, and Digital Meteor Inc. These four operating segments represent strategic business operations that provide distinct products and services to different markets. They are separately managed due to the differences in the nature of each business. The following summarizes the operations of each of the reportable segments:

Digital Banking Canada - The Bank employs a business-to-business model using its proprietary financial technology to address underserved segments in the Canadian banking market. VersaBank obtains its deposits and provides the majority of its credit assets electronically via innovative deposit and lending solutions for financial intermediaries.

Digital Banking USA - The Bank intends to adopt a business-to-business model, leveraging its proprietary financial technology to address underserved segments of the US banking market. VersaBank USA plans to acquire deposits and deliver the majority of its credit assets electronically through innovative deposit and lending solutions tailored for financial intermediaries.

DRTC (cybersecurity services and banking and financial technology development) - Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly owned subsidiary, DRTC, to pursue significant large-market opportunities in cybersecurity and to develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

Digital Meteor, Inc. -Through its wholly owned subsidiary, Digital Meteor, Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets by the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDR”s).

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by the Bank’s chief operating decision maker, the Chief Executive Officer, and the Chief Financial Officer in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of the Bank’s Consolidated Financial Statements, as disclosed in note 3 of the Bank’s 2024 audited Consolidated Financial Statements.

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2025, and 2024

The following table sets out the results of each reportable operating segment as at and for the three and six months ended April 30, 2025, and 2024:

(thousands of Canadian dollars)
for the three months ended	April 30, 2025						April 30, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments		Canada			Adjustments
Net interest income	$25,525	$2,507	$-	$-	$-	$28,032	$26,242	$-	$-	$-	$26,242
Non-interest income	122	(18)	569	1,789	(355)	2,107	262	82	2,254	(339)	2,259
Total revenue	25,647	2,489	569	1,789	(355)	30,139	26,504	82	2,254	(339)	28,501

Provision for (recovery of) credit losses	954	(65)	-	-	-	889	16	-	-	-	16
	24,693	2,554	569	1,789	(355)	29,250	26,488	82	2,254	(339)	28,485

Non-interest expenses:
Salaries and benefits	5,836	1,464	253	1,602	-	9,155	5,724	101	1,584	-	7,409
General and administrative	5,267	800	343	665	(355)	6,720	3,445	72	379	(339)	3,557
Premises and equipment	947	104	123	467	-	1,641	845	23	351	-	1,219
	12,050	2,368	719	2,734	(355)	17,516	10,014	196	2,314	(339)	12,185

Income (loss) before income taxes	12,643	186	(150)	(945)	-	11,734	16,474	(114)	(60)	-	16,300

Income tax provision	3,443	53	2	(293)	-	3,205	4,484	33	(45)	-	4,472

Net income (loss)	$9,200	$133	$(152)	$(652)	$-	$8,529	$11,990	$(147)	$(15)	$-	$11,828

Total assets	$4,761,444	$281,153	$11,086	$25,224	$(31,774)	$5,047,133	$4,378,863	$3,022	$24,848	$(18,413)	$4,388,320

Total liabilities	$4,386,758	$144,517	$9,029	$19,708	$(41,185)	$4,518,827	$3,982,924	$1,010	$28,059	$(23,776)	$3,988,217

(thousands of Canadian dollars)
for the six months ended	April 30, 2025						April 30, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments		Canada			Adjustments
Net interest income	$49,210	$4,546	$-	$-	$-	$53,756	$52,810	$-	$-	$-	$52,810
Non-interest income	247	(17)	911	3,778	(709)	4,210	382	662	4,174	(676)	4,542
Total revenue	49,457	4,529	911	3,778	(709)	57,966	53,192	662	4,174	(676)	57,352

Provision for (recovery of) credit losses	1,987	(74)	-	-	-	1,913	(111)	-	-	-	(111)
	47,470	4,603	911	3,778	(709)	56,053	53,303	662	4,174	(676)	57,463

Non-interest expenses:
Salaries and benefits	11,125	2,628	470	3,546	-	17,769	11,095	245	2,607	-	13,947
General and administrative	9,983	1,397	387	1,151	(709)	12,209	7,721	122	723	(676)	7,890
Premises and equipment	1,850	213	171	1,003	-	3,237	1,613	66	693	-	2,372
	22,958	4,238	1,028	5,700	(709)	33,215	20,429	433	4,023	(676)	24,209

Income (loss) before income taxes	24,512	365	(117)	(1,922)	-	22,838	32,874	229	151	-	33,254

Income tax provision	6,548	129	2	(513)	-	6,166	8,620	38	69	-	8,727

Net income (loss)	$17,964	$236	$(119)	$(1,409)	$-	$16,672	$24,254	$191	$82	$-	$24,527

Total assets	$4,761,444	$281,153	$11,086	$25,224	$(31,774)	$5,047,133	$4,378,863	$3,022	$24,848	$(18,413)	$4,388,320

Total liabilities	$4,386,758	$144,517	$9,029	$19,708	$(41,185)	$4,518,827	$3,982,924	$1,010	$28,059	$(23,776)	$3,988,217

Prior to the year ended October 31, 2024, substantially all Digital Banking’s operations were based in Canada.

19.	Comparative balances:

Certain comparative balances have been reclassified to conform with the financial statement presentation adopted in the current period.